LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2014

(Expressed in Canadian Dollars)

Index	Page

Management’s Responsibility for Financial Reporting	2

Condensed Consolidated Financial Statements

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss	4

Condensed Consolidated Interim Statements of Cash Flows	5

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	6 - 7

Notes to Condensed Consolidated Interim Financial Statements	8 - 27

1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim financial statements of Levon Resources Ltd. (an exploration stage company) are the responsibility of the Company’s management. These condensed financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim financial statements prior to their submission to the Board of Directors for approval.

The condensed interim financial statements have not been audited.

“Ron Tremblay”	“Annie Chan”
Ron Tremblay	Annie Chan, CA
CEO	CFO

Vancouver, British Columbia

November 5, 2014

2

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

	September 30, 2014	March 31, 2014

ASSETS
Current
Cash and cash equivalents	$39,098,357	$41,685,776
Amounts receivable	16,262	43,511
Prepaid expenses	76,676	52,414
Investments (Note 4)	349	291
	39,191,644	41,781,992
Non-current assets
Reclamation deposits (Note 5)	32,629	32,629
Amounts receivable (Note 6)	2,995,031	3,051,668
Exploration and evaluation assets (Note 7)	128,763,649	128,763,649
Convertible debenture (Note 8)	1,034,726	-
Property and equipment (Note 9)	91,171	106,248
Total Assets	$172,108,850	$173,736,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$122,117	$193,365
Due to related parties (Note 12)	66,766	81,666

Total Liabilities	188,883	275,031

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	230,738,338	230,664,826
Reserves	15,973,108	15,498,406
Accumulated other comprehensive loss	(26,461)	(26,519)
Deficit	(74,765,018)	(72,675,558)

Total Equity	171,919,967	173,461,155

Total Liabilities and Shareholders’ Equity	$172,108,850	$173,736,186

Approved on behalf of the Board:

“Gary Robertson”	Director
Gary Robertson

“Ron Tremblay”	Director
Ron Tremblay

The accompanying notes are an integral part of these condensed consolidated interim financial statements

3

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

		Three months ended September 30,		Six months ended September 30,
	Note	2014	2013	2014	2013
Operating and Administrative Expenses
Consulting and management fees		$202,583	$180,453	$403,557	$340,409
Depreciation		3,736	5,198	7,472	10,396
Exploration expenditures	7a	463,553	512,367	764,377	870,331
General exploration expenditures	7e	126,092	-	126,092	-
Independent director fees		22,500	22,500	45,000	52,500
Listing and filing fees		25,837	37,301	50,984	66,572
Office, occupancy & miscellaneous		27,134	48,624	79,343	96,454
Professional fees		60,552	100,719	83,368	117,689
Salaries and benefits		38,162	43,600	95,621	98,434
Share-based compensation	11	239,690	19,491	505,976	35,692
Shareholder relations and promotion		108,887	53,160	185,286	113,113
Travel		56,970	20,433	89,135	23,263

Loss Before Other Items		(1,375,696)	(1,043,846)	(2,436,211)	(1,824,853)

Other Income
Interest income		191,085	112,091	352,044	266,254
Unrealized foreign exchange gain (loss)		274,457	(190,591)	(13,055)	(49,187)

Net Loss for Period		(910,154)	(1,122,346)	(2,097,222)	(1,607,786)

Other Comprehensive Gain (Loss)
Unrealized gain (loss) on available-for-sale securities		-	(554)	58	(805)

Total Comprehensive Loss for Period		$(910,154)	$(1,122,900)	$(2,097,164)	$(1,608,591)

Loss Per Share, Basic and Diluted		$(0.00)	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding		200,054,423	199,854,423	200,023,822	199,854,423

The accompanying notes are an integral part of these condensed consolidated interim financial statements

4

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

		Six months ended September 30,
	Note	2014	2013

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(2,097,222)	$(1,607,786)
Adjustments for non-cash items:
Depreciation		15,077	10,396
Share-based compensation		505,976	35,692
Unrealized foreign exchange gain		722	22,737

		(1,575,447)	(1,538,961)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		24,897	(183,889)
Accounts payable and accrued liabilities		(71,247)	(70,321)
Due from (to) related parties		(14,900)	(24,313)

		(1,636,697)	(1,817,484)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets		-	(2,146,517)
Purchase of convertible debentures		(1,000,000)	-

		(1,000,000)	(2,146,517)

FINANCING ACTIVITIES
Issue of share capital for cash, net of issuance costs		50,000	-

Net decrease in cash		(2,586,697)	(3,964,001)
Unrealized foreign exchange effect on cash		(722)	(22,737)
Cash and cash equivalents, beginning of the period		41,685,776	49,311,914

Cash and cash equivalents, end of the period		$39,098,357	$45,325,176

The accompanying notes are an integral part of these condensed consolidated interim financial statements

5

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

			Equity Reserves			Accumulated Other		Total
	Shares	Share Capital	Reserve for options	Reserve for warrants	Total	Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity
Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$-	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270
Transfer of expired options	-	-	(352,019)	-	(352,019)	-	352,019	-
Share-based compensation	-	-	35,692	-	35,692	-	-	35,692
Net loss for the period	-	-	-	-	-	-	(1,607,786)	(1,607,786)
Unrealized loss on available for sale securities	-	-	-	-	-	(805)	-	(805)
Balance, September 30, 2013	199,854,423	$230,664,826	$15,926,754	$-	$15,926,754	$(26,301)	$(69,700,908)	$176,864,371

The accompanying notes are an integral part of these condensed consolidated interim financial statements

6

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

			Equity Reserves			Accumulated Other		Total
	Shares	Share Capital	Reserve for options	Reserve for warrants	Total	Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity
Balance, March 31, 2014	199,854,423	$230,664,826	$15,498,406	$-	$15,498,406	$(26,519)	$(72,675,558)	$173,461,155
Exercise of stock options	200,000	50,000	-	-	-	-	-	50,000
Transfer of exercised options		23,512	(23,512)	-	(23,512)	-	-	-
Transfer of expired options	-	-	(7,762)	-	(7,762)	-	7,762	-
Share-based compensation	-	-	505,976		505,976	-	-	505,976
Net loss for the period	-	-	-	-	-	-	(2,097,222)	(2,097,222)
Unrealized loss on available for sale securities	-	-				58	-	58
Balance, September 30, 2014	200,054,423	$230,738,338	$15,973,108	$-	$15,973,108	$(26,461)	$(74,765,018)	$171,919,967

The accompanying notes are an integral part of these condensed consolidated interim financial statements

7

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date. The address of the Company’s registered office is Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

2.	BASIS OF PRESENTATION

Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2014, which were prepared in accordance with IFRS as issued by the IASB.

Basis of presentation

These financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis except for financial instruments that have been classified as fair value through profit and loss (“FVTPL”), which are stated at their fair values. In addition, these financial statements have been prepared using the accrual basis of accounting, with the exception of cash flow information. The accounting policies set out in Note 3 of the Company’s audited financial statements as at and for the year ended March 31, 2014 have been applied in preparing these condensed interim financial statements

Approval of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on November 5, 2014.

8

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (Continued)

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the condensed consolidated interim statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Significant accounting judgements and estimates

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

(a)	Realization of exploration and evaluation assets

The investment in exploration and evaluation assets on the Cordero Project comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

(b)	Environmental

Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development of the Cordero Project, the potential for production on the property may be diminished or negated.

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate.

At September 30, 2014, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

9

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (Continued)

(c)	Impairment assessment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

At September 30, 2014, there are no indications that suggest that the Company’s assets are impaired.

(d)	Recoverability of amounts receivable

The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At September 30, 2014, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

(e)	Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(f)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income (loss) and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the fourth quarter of the period ended September 30, 2014.

10

2.	BASIS OF PRESENTATION (Continued)

Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia; Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New accounting standards and interpretations not yet adopted

The following new standards interpretations and amendments to existing standards have been issued by the IASB but are not effective for the year-ended March 31, 2014; all of the new and revised standards described below may be early-adopted. Some updates that are not applicable or are not consequential to the Company have been excluded from the list below.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) - Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable to annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of adopting amendments of IAS 36 on our consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) - Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”

•	the application of simultaneous realization and settlement

•	the offsetting of collateral amounts

•	the unit of account for applying the offsetting requirements.

Applicable to annual periods beginning on or after January 1, 2014.

11

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

3.	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 mandatory adoption has been indefinitely postponed by the IASB, and has no stated effective date. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

4.	INVESTMENTS

At September 30, 2014, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Losses	Fair Value
Available-for-sale
Great Thunder Gold Corp.	11,632	$26,811	$(26,462)	$349

At March 31, 2014, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Losses	Fair Value
Available-for-sale
Great Thunder Gold Corp.	11,632	$26,811	$(26,520)	$291

12

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

5.	RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from October 30, 2014 to July 29, 2015 and interest rates at 1.00%. These deposits are renewed annually.

6.	AMOUNTS RECEIVABLE

The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At September 30, 2014, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

7.	EXPLORATION AND EVALUATION ASSETS

(a)	Cordero Sanson

The Company owns 100% interest in the Cordero Sanson Property (“Cordero”) located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

The Company has capitalized the following acquisition expenditures with the Cordero Sanson property:

Cordero Sanson
Balance, September 30, 2014 and March 31, 2014	$128,763,649

13

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(a)	Cordero Sanson (Continued)

The Company incurred the following exploration expenditures with the Cordero Sanson property, which were expensed in the condensed consolidated interim statement of operations for the three months ended September 30, 2014 and 2013.

	Cordero Sanson
	Three months ended September 30, 2014	Three months ended September 30, 2013

Assays	$671	$67,264
Drilling and exploration	16,651	3,760
Geological and management services	258,042	251,027
Professional fees	12,715	57,160
Mining Rights	77,073	47,962
Salaries and mine supplies	84,058	85,194
Travel **	15,343	-
	$464,553	$512,367

The Company incurred the following exploration expenditures with the Cordero Sanson property, which were expensed in the condensed consolidated interim statement of operations for the six months ended September 30, 2014 and 2013

	Cordero Sanson
	Six months ended September 30, 2014	Six months ended September 30, 2013

Assays	$43,941	$96,174
Drilling and exploration	34,169	16,884
Geological and management services	342,797	398,255
Mining Rights	97,513	47,959
Professional fees	21,752	105,709
Salaries and mine supplies	174,919	205,350
Travel **	49,286	-
	$764,377	$870,331

** Travel expense was previously recorded as part of geological and management services.

14

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(b)	Congress claims

The Company owns a 50% leasehold interest in certain claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25,1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

(c)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in certain mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

(d)	Other claims include the Eagle Ruf and Norma Sass and Wayside as described below:

(i)	Eagle claims

The Company holds a 50% interest in certain lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in certain mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)	Wayside claims

The Company owns certain mineral claims in the Lillooet Mining Division, British Columbia.

(e)

During the six months ended September 30, 2014, the Company also incurred general exploration expenditures of $126,092 in relation to due diligence and exploration on mining projects with a potential to conduct a business transaction with.

15

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Realization of assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to exploration and evaluation assets

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.	CONVERTIBLE DEBENTURE

On June 19, 2014, the Company entered into a private placement of a convertible senior secured debenture (the “Debenture”) with an arm’s length company (the “Borrower”). The principal amount is $1,000,000 and bears interest of 10% per annum with a maturity date of March 31, 2016. The Debenture will be convertible at the Company’s option into common shares at any time up to, but no later than, the maturity date. As at September 30, 2014, $1,000,000 has been advanced to the Borrower and $34,726 in interest income has been accrued.

16

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

9.	PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Vehicles	Machinery Equipment	Total

COST
Balance at March 31, 2013	11,493	33,950	54,976	101,948	202,367
Additions	-	-	-	5,493	5,493
Balance at March 31, 2014	11,493	33,950	54,976	107,441	207,860
Additions	-	-	-	-
Balance at September 30 2014	$11,493	$33,950	$54,976	$107,441	$207,860

ACCUMULATED DEPRECIATION
Balance at March 31, 2013	$4,859	$13,524	$13,676	$35,879	$67,938
Depreciation	1,203	3,869	3,607	24,995	33,674
Balance at March 31, 2014	6,062	17,393	17,283	60,874	101,612
Depreciation	423	1,547	1,263	11,844	15,077
Balance at September 30, 2014	$6,485	$18,940	$18,546	$72,718	$116,689

CARRYING AMOUNTS
At March 31, 2014	$5,431	$16,557	$37,693	$46,567	$106,248
At September 30, 2014	$5,008	$15,010	$36,430	$34,723	$91,171

Of the $15,077 (2013 - $16,167 depreciation recognized during the six months ended September 30, 2014, $7,472 (2013 - $10,396) was recognized as depreciation expense and $7,605 (2013 - $5,771) was recorded as part of exploration expense.

17

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value

Issued

During the six months ended September 30, 2014, 200,000 stock options with an exercise price of $0.25 were exercised for proceeds of $50,000. The Company reallocated the fair value of these options previously recorded in the amount of $23,512 from reserve for options to share capital. There was no share capital transactions during the six months ended September 30, 2013.

Share purchase warrants

A summary of share purchase warrants transactions during the six months ended September 30, 2014 and 2013 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, March 31, 2013	1,030,000	$1.95
Expired	(1,030,000)	$1.95
Balance, September 30, 2014 and March 31 2014	-	-

Stock options

The Company established a stock option plan in 2012 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year. The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date. For the six months ended September 30, 2014 and 2013, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2014	18,490,000	$0.72
Exercised	(200,000)	$0.25
Expired/cancelled/forfeited	(125,000)	$0.65
Stock options outstanding, September 30, 2014	18,165,000	$0.72

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2013	14,880,000	$0.84
Grant	100,000	$0.75
Expired/cancelled/forfeited	(500,000)	$0.82
Stock options outstanding, September 30, 2013	14,480,000	$0.84

18

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (Continued)

Stock options (Continued)

A summary of stock options outstanding and exercisable as at September 30, 2014 and 2013 is as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

November 15, 2013	$0.75	-	500,000	-	500,000
November 21, 2013	$1.50	-	250,000	-	250,000
April 28, 2014	$0.25	-	225,000	-	225,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 15, 2015	$0.75	-	100,000	-	-
July 20, 2015	$0.65	400,000	400,000	400,000	400,000
September 3, 2015	$1.00	3,285,000	3,300,000	3,285,000	3,300,000
November 26, 2015	$0.75	100,000	100,000	87,500	37,500
November 26, 2016	$1.00	200,000	200,000	175,000	75,000
November 26, 2015	$1.25	200,000	200,000	175,000	75,000
March 25, 2016	$0.75	7,920,000	7,930,000	7,920,000	7,930,000
October 3, 2016	$0.75	200,000	200,000	200,000	200,000
October 3, 2016	$1.50	25,000	25,000	25,000	25,000
May 15, 2017	$1.00	750,000	750,000	750,000	750,000
June 7, 2017	$1.00	100,000	100,000	100,000	100,000
March 10, 2019	$0.40	4,785,000	-	2,392,500
		18,165,000	14,480,000	15,710,000	14,067,500

19

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

11.	SHARE-BASED PAYMENTS

No stock options were granted during the six months ended September 30, 2014. During the six months ended September 30, 2013, the Company granted 100,000 stock options exercisable at $0.75 for two years to a consultant of the Company.

The Company recorded total share-based payments of $505,976 (2013 - $35,692) on options issued, which vested during the six months ended, and options modified during the period.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options granted to officers, directors, consultants and employees during the six months ended September 30, 2013 was calculated using the Black-Scholes model with following weighted average assumptions:

Six months ended September 30, 2013
Weighted average assumptions:
Fair value at grant date	$0.05
Risk-free interest rate	1.13%
Expected dividend yield	-
Expected option life (years)	2.00
Expected share price volatility	92.52%

12.	RELATED PARTY TRANSACTIONS

During the six months ended September 30, 2014 and 2013:

(a)

$183,927 (2013 - $192,295) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party.

20

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

12.	RELATED PARTY TRANSACTIONS (Continued)

Due to related parties consists of the following:

	September 30, 2014	March 31, 2014
Chevillon Exploration. (ii)	$-	$3,579
Coral Gold Resources Ltd. (iii)	51,939	43,582
Great Thunder Gold Corp. (iii)	788	33,718
Oniva (i)	14,039	787
	$66,766	$81,666

(i)	Oniva is a private company related by way of common management and directors.

(ii)	Chevillon Exploration is a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended September 30, 2014 and 2013 are as follows:

	September 30, 2014	September 30 , 2013
Salaries and benefits	$42,567	$48,099
Consulting and management fees (i)	361,868	250,000
	$404,435	$298,909

(i)	Consulting and management fees include management fees paid to a company controlled by a director and officer of the company and has been included as part of exploration expense.

21

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

13.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	September 30, 2014	March 31, 2014
Canada
Reclamation deposit	$32,629	$32,629
Property and equipment	91,171	106,248
Total Canada	123,800	138,877

Mexico
Exploration and evaluation assets	128,763,649	128,763,649
	$128,887,449	$128,902,526

14.	COMMITMENTS

The Company has entered into consulting agreements expiring in 2014. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	September 30, 2014	March 31, 2014
Not later than one year	$247,323	$483,662
Later than one year and no later than five years	1,321,831	1,920,000
	$1,569,154	$2,403,662

15.	FINANCIAL INSTRUMENTS

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax) and accounts payable are a reasonable estimate of their fair values due to their short term to maturity. Cash equivalents comprise short-term investments that are readily converted to known amounts of cash with original maturities of three months or less. Investment securities and convertible debentures are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximates the market rate of interest.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

22

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

15.	FINANCIAL INSTRUMENTS (Continued)

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	September 30, 2014	March 31, 2014
Cash and cash equivalents held at major financial institutions
Canada	$39,070,651	$41,644,257
Mexico	27,706	41,519

	39,098,357	41,685,776
Reclamation deposits held at a major financial institution
Canada	32,629	32,629

Total	$39,130,986	$41,718,405

23

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

15.	FINANCIAL INSTRUMENTS (Continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at September 30, 2014 in the amount of $39,098,357 (2014 - $41,685,776) in order to meet short-term business requirements. At September 30, 2014, the Company had current liabilities of $188,883 (March 31, 2014 - $275,031). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(c)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consist of cash held in bank accounts and fixed income investments that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2014. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

24

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

15.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	September 30, 2014		March 31, 2014
	MXN Pesos	USD	MXN Pesos	USD
Cash and cash equivalents	$283,998	$46,610	$443,193	$201,872
Accounts payable and accrued liabilities	(15,396,325)	-	(20,862,833)	-
Amounts due to related parties	-	(46,341)	-	(39,423)
Net exposure	$(15,112,327)	$269	$(20,419,640)	$162,449
Canadian dollar equivalent	$(1,261,426)	$302	$(1,725,523)	$179,555

Based on the net US dollar denominated asset and liability exposures as at September 30, 2014, a 6% (March 31, 2014 - 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $20 (March 31, 2014 - $11,000).

Based on the net Mexican peso denominated asset and liability exposures as at September 30, 2014, a 6% (March 31, 2014 - 8%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $101,000 (March 31, 2014 - $138,000).

(d)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices, which is immaterial.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

25

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

15.	FINANCIAL INSTRUMENTS (Continued)

(e)	Classification of financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at September 30, 2014:.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$39,098,357	$-	$-
Convertible Debenture	$1,034,726
Investments	$349	$-	$-

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the period ended September 30, 2014. The Company is not subject to external restrictions on its capital.

26

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Notes to the Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

17.	SUBSEQUENT EVENTS

Subsequent to period end, the Company earned 9.9% interest in Pershing Gold Corporation (“Pershing”) by acquiring 35,178,572 shares of common stock at USD $0.28 per share for an aggregate amount of US $9.85 million. Pershing’s common stock is traded on the OTCQB under the symbol PGLC.

Subsequent to period end, the Company closed a private placement with a group of United States investors including Dr. Philip Frost, Barry Honig and Michael Brauser. Pursuant to the placement, Levon issued 27,000,000 common shares at a price of $0.22 per share for gross proceeds of USD $5,400,000. The common shares sold in the Placement are subject to a four month hold period under applicable Canadian securities laws which expire on February 22, 2015.

Subsequent to period end, the Company closed a private placement of USD $1,000,000. Pursuant to the placement, Levon issued 4,400,000 common shares at a price of $0.25 per share. The common shares sold in the Placement are subject to a four month hold period under applicable Canadian securities laws which expire on March 5, 2015.

The common shares sold in the placements described above have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold in the United States unless registered under the U.S. Securities Act or pursuant to an exemption from such registration requirements.

Subsequent to period end, the Company granted 4,075,000 stock options with an exercise price of $0.28 to employees, directors, officers and consultants of the Company. The stock options have a term of five years and vest quarterly over one year.

27